CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12—Ratio of Earning to Fixed Charges

(In thousands)

	Years ended December 31
	2008	2007	2006	2005	2004
Interest expense and amortization of debt expense and premium	$46,945	$58,892	$54,028	$44,098	$41,407
Capitalized interest	729	764	617	461	398
Interest in rent expense	7,337	5,681	4,155	4,059	3,894

Total fixed charges	$55,011	$65,337	$58,800	$48,618	$45,699

Income before taxes and minority interest	$308,260	$264,931	$213,094	$174,883	$127,443

Plus:
Fixed Charges	55,011	65,337	58,800	48,618	45,699
Amortization of capitalized interest	438	398	377	358	332
Distributed income from equity investment	11,019	7,074	6,668	5,528	3,541

Less:
Capitalized interest	(729)	(764)	(617)	(461)	(398)

Income in earnings from affiliates	(11,334)	(8,236)	(7,135)	(4,790)	(15,115)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(8)	(6)	4	91	(4)

Earnings as adjusted	$362,657	$328,734	$271,191	$224,227	$161,498

Ratio of earnings to fixed charges	6.6	5.0	4.6	4.6	3.5